                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
                       (UNDER SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)


                             MILLENNIUM DIRECT, INC.
--------------------------------------------------------------------------------
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)





            DELAWARE                                      13-3786306
(STATE OR OTHER JURISDICTION                              (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)                         IDENTIFICATION
                                                          NUMBER)

HCR 30-A, North Blenheim, NY                              12131
----------------------------------------------------      ----------------------
(Address of Principal Executive Offices)                  (Zip code)

Issuer's Telephone Number:          (607) 588-8885
                                    ---------------------------

Securities to be registered under Section 12(b) of the Act:

      TITLE OF EACH CLASS          NAME OF EACH EXCHANGE ON WHICH REGISTERED

               None                                  N/A
      ------------------------     -----------------------------------------

Securities to be Registered under Section 12(g) of the Act:

     TITLE OF EACH CLASS               NAME OF EACH EXCHANGE ON WHICH REGISTERED

     Common Stock, $.0001 par value                    N/A
     Preferred Stock $.0001 par value                  N/A

     --------------------------------- -----------------------------------------

                                TABLE OF CONTENTS

PART I - INFORMATION REQUIRED IN REGISTRATION STATEMENT


Item 1.  Description of Business..................................................................................3

Item 2.  Management's Discussion and Analysis or Plan of Operation................................................9

Item 3.  Description of Property.................................................................................13

Item 4.  Security Ownership of Certain Beneficial Owners and Management..........................................13

Item 5.  Directors, Executive Officers, Promoters and Control Persons............................................14

Item 6.  Executive Compensation..................................................................................16

Item 7.  Certain Relationships and Related Transactions..........................................................17

Item 8.  Description of Securities...............................................................................18

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity and
          Other Shareholder Matters..............................................................................19

Item 2.  Legal Proceedings.......................................................................................20

Item 3.  Changes in and Disagreements With Accountants. .........................................................20

Item 4.  Recent Sales of Unregistered Securities.................................................................21

Item 5.  Indemnification of Directors and Officers...............................................................25



PART F/S  Financial Statements.............................................................................FS1-FS19

PART III

Item 1.  Index to Exhibits....................................................................................III-1

Item 2. Description of Exhibits...............................................................................III-2

ITEM 1.  DESCRIPTION OF BUSINESS

         Millennium was incorporated in the State of Delaware on September 13, 1994 as Kid Rom, Inc. ("KRI"). Millennium develops, produces and distributes entertaining and educational videos for the toddler, children and teenage markets. In February 1998, KRI acquired UltraDerma, Ltd. ("UDL"), a company which develops, markets and distributes anti-aging skin care products. On November 18, 1999, KRI changed its name from Kid Rom, Inc. to Millennium Direct, Inc. Millennium's corporate office is located at HCR 30-A, North Blenheim, New York 12131.

         Millennium currently operates two divisions, educational videos (KRI's business since incorporation) and skin care products (the business of UDL acquired in February, 1998).

         EDUCATIONAL VIDEOS. Millennium attempts to make its videos both entertaining and educational. All educational videos developed by Millennium have five characteristics which Millennium hopes will distinguish it from its competition:

         (i) All videos involve a form of animated transportation vehicle or construction equipment;

         (ii) All videos include children interacting with animated and live equipment and asking questions regarding how the equipment works or operates;

         (iii)    All videos feature original music and narrative soundtracks;

         (iv) All videos demonstrate a theme or moral that Millennium believes worthy of instilling in children; and

         (v)      All videos are free of violence.

         Millennium has completed two videos in its "I Wonder...'TM' series, "Toby the Tugboat" and "Brett the Jet". Millennium's "I Wonder...'TM' series is dedicated to bringing to children real life experiences with animation, music and song and a story which can be enjoyed by both children and parents. Millennium presently has four additional videos in development which it believes also feature these characteristics. The videos are approximately 30 minutes each and can be adapted for sale or syndication in foreign markets. In addition, we are seeking to develop additional videos and several weekly combination live action/animated shows aimed at the teenage market. In developing our videos and weekly shows, we attempt to create characters with cross-over merchandising appeal into areas such as clothing, board games, interactive CD-ROM games, books, toys, dolls and video games.

         In "Toby the Tugboat", two children are shown traveling through New York Harbor aboard an actual tugboat. The animated "Toby the Tugboat" appears on screen and teaches the children how small tugboats, with their large engines, are necessary for moving huge ocean-going vessels, such as the QE2, around the harbor. The moral is that no matter how big or small one is, it is what is inside that matters most. The theme song "Toby the Tugboat" was written specifically for the video, which is targeted at children between the ages of 3 and 8.

         "Brett the Jet" is a video about teamwork. Made with the cooperation of the U.S. Thunderbird F-16 Demonstration Team and the U.S. Army Golden Knights, "Brett" features jets, cargo planes, acrobatic planes and commercial airlines. The animated "Brett the Jet" shows two brothers, ages 10 and 12, the importance of teamwork by showing how people in the radar tower, the ground crew and the crew aboard the plane all work together to help different types of planes fly safely and securely. This video also features an original soundtrack and title song.

         We currently have four additional videos in development which also feature the five characteristics incorporated in our completed videos. These videos are:

         Rob The Racing Car

         "Rob The Racing Car" is set against the exhilarating world of stock car racing. Children learn first hand there's a time and proper place for everything.

         Benjamin The Fire Engine

         An extraordinary story about the rewards of helping and giving to others as told by our animated fire engine, Benjamin, as he takes children along with firemen and fire engines in life saving situations.

         Flip The Ship

         Children are taken on a journey throughout the world by our animated character, Flip The Ship, and travel on some of the world's greatest vessels learning all the time about the importance of relating to other people.

         Jane The Crane

         Contains some of the most amazing aerial footage taken from high above the ground on construction cranes, underscoring the importance of communication, especially between children and their parents.

         Millennium contracts on a case-by-case basis with various writers, animators, directors, producers, musicians and post-production staff to complete the videos and prepare them for videotape release. Currently, these contracts are on a fixed fee basis but may, in the future, be on a revenue sharing basis.

         Millennium is in the process of seeking to market its videos through general video

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distributors, specialists in the toddler and children's markets and direct response television and print advertising. Millennium is also seeking to distribute its videos directly to major video store chains as well as through educational institutions, direct mail catalogs and internet advertising.

         ANTI-AGING COSMETICS AND SKIN CARE PRODUCTS. Millennium has exclusive, worldwide proprietary rights to an anti-aging formula designed to rejuvenate skin cells and eliminate wrinkles and other signs of aging. Millennium's signature line of cosmetics and skin care products, sold under the TheraCel brand name, is an all natural product that does not use any acid-based ingredients or any invasive procedures. In addition to the TheraCel brand, Millennium owns a patent on a pillow designed to help minimize the facial wrinkles some women experience after a night of sleep marketed under the name "The Anti-Wrinkle Pillow".

         Millennium contracts with outside sources for the manufacture, bottling, packaging and distribution of its skin care products. Some of these contracts are at a fixed rate while others are on a per unit basis. Millennium markets these products through direct response television.

         Millennium's target market for its skin care products is primarily women between the ages of 28 and 55.

         Millennium centralizes its management, production, sales and marketing divisions for both the videos and the skin care products all within the Millennium corporate entity. Financial information concerning production, development, sales, marketing, operating costs and other expenses of Millennium are maintained in accordance with generally accepted accounting principles, but not allocated according to specific product.

         ACQUISITION OF ULTRADERMA, LTD.

         On February 1, 1998, Millennium, through a wholly-owned subsidiary, acquired substantially all of the assets of UDL (the "Acquisition"), for a total purchase price of $1,216,750. The consideration consisted of $400,000 in cash and the issuance of 3,025,000 restricted shares of our common stock valued at $816,750. Concurrent with the Acquisition, Millennium executed a letter agreement which granted to Ardis Balis, the Chairperson and Founder of UDL, anti-dilution rights pursuant to which Millennium agreed to maintain Ms. Balis' interest in Millennium, pending a public offering of Millennium's securities registered with the Securities and Exchange Commission, at not less than fifty-one percent (51%) of the issued and outstanding common stock. For purposes of such calculation, Millennium is permitted to include shares of common stock held by George Balis, the Chairman and Chief Executive Officer of Millennium and the husband of Ardis Balis.

         SUBSTANTIAL THIRD PARTY AGREEMENT; SALES AND MARKETING

         In September 1999, we terminated a sales and marketing agreement with a prior marketer (the "Previous Marketer"). Although the Previous Marketer successfully launched the TheraCel product

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line through a media infomercial campaign, it was not prepared to handle the immediate large volume of sales generated by the infomercial. The Previous Marketer sought to improve its fulfillment, customer service and call center abilities and decreased its media purchases to make these changes, as it, too, realized its facilities in this area were not working effectively. Millennium was not satisfied with the changes the Previous Marketer made to cure these problems. The principal problems which led us to terminate our agreement with the Previous Marketer were our belief that it: (i) failed to provide payments, statements and reports as required under the agreement, (ii) misrepresented the capabilities of its new call and fulfillment centers and failed to provide adequate facilities to support product sales; (iii) failed to meet sales quotas under the agreement; and (iv) erred in sending out products to customers who had not requested them and failed to send re-orders to those who did which resulted in returns from the customers who did not re-order the product, but nevertheless received them, and also resulted in lost sales from the customers who had ordered products, but failed to receive them.

         In addition, Millennium was approached by other potential marketers who not only offered what management believed were superior call center, customer service and fulfillment capabilities, but, in the opinion of management, significantly better financial arrangements, which could permit Millennium's gross profit margin to be materially improved. As part of the termination agreement, Millennium and the Previous Marketer agreed that the Previous Marketer would continue to sell on behalf of Millennium the units remaining in the Previous Marketer's possession. In June, 1999, Millennium also terminated a separate licensing agreement it had with the Previous Marketer to assist Millennium in distributing the educational videos produced by Millennium. Millennium paid $59,000, in the form of 200,000 shares of Common Stock, to terminate such agreement. Other than as set forth above, neither the Previous Marketer nor Millennium has any rights, liabilities or obligations to the other.

         We currently sell all of our products directly to consumers through direct response advertising. We have entered into a Production Services and Marketing Agreement (the "Production Agreement") with a third party marketing corporation (the "Marketer") to absorb much of the high costs of producing new direct response television advertising and producing other print and television advertising, manufacturing, packaging and warehousing, fulfillment and database management costs.

         Pursuant to the Production Agreement, the Marketer, among other things, would create and produce a 30-minute direct response television commercial and a one- or two-minute television commercial for Millennium's skin care products. Pursuant to the Production Agreement, Millennium also entered into an incentive based Stock Option Agreement (the "Option Agreement") with the Marketer. Pursuant to the Option Agreement, Millennium granted the Marketer options to buy a number of shares of Common Stock, at a particular price per share, based on the total number of Product Units sold in each Performance Year, as such terms are defined in the Option Agreement.

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



The Option Agreement is for a total of three Performance Years. Options to purchase Common Stock are exercisable for a period of five (5) years from the end of the then-applicable Performance Year. If the Option Agreement continues for three Performance Years and the Marketer qualifies for the maximum number of options in each Performance Year, Millennium will issue the Marketer options to purchase 270,000 shares of Common Stock at an exercise price of $.55 for the first Performance Year (based on the sale of 95,000 Product Units at a current retail sales price of $149 per Product Unit), options to purchase 480,000 shares of Common Stock at an exercise price of $.50 for the second Performance Year (based on the sale of 160,000 Product Units) and options to purchase 600,000 shares of Common Stock at an exercise price of $.50 for the third Performance Year (based on the sale of 200,000 Product Units). Under the Production Agreement, Millennium retains all proprietary information and trademarks as well as the customer list, while giving to the Marketer a percentage based on media advertising dollars spent and sales achieved. This strategy reduces Millennium's costs and risk. Once a consumer has purchased products from Millennium, Millennium seeks to sell him or her additional products that might be of interest. Through flyers and other promotional mailings, consumers are urged to re-order products once their current supply has been exhausted and order additional products manufactured by Millennium. Alternatively, consumers can elect to enroll in programs which automatically charge their credit cards and send replenishment supplies at requested intervals.

         Our marketing strategy regarding our educational videos is to further enhance the image and awareness of our videos by producing entertaining, educational and non-violent characters and stories. We will continue to promote the "TheraCel" brand, and other skin care products, by seeking to demonstrate the ease, safety and effectiveness of these products.

         PACKAGING, WAREHOUSING, SHIPPING AND DISTRIBUTION

         Currently, Millennium undertakes all costs and obligations with respect to the packaging, warehousing, shipping and distribution needs for the educational videos. All of Millennium's packaging, warehousing, shipping and distribution needs with respect to its skin care products are served by the Marketer pursuant to the Production Agreement. We are seeking to enter into a similar agreement with respect to the educational videos, although no assurance can be given that such an arrangement can be made or that it will be on terms favorable to Millennium. With respect to Millennium's skin care products, a fulfillment center receives orders via Millennium's direct response advertising or via the Internet and transmits these orders to the appropriate contractor. These contractors each have facilities which Millennium uses to package, store and ship its products. This eliminates the need for Millennium to undertake the cost and administrative burden of maintaining large scale warehouse and other fulfillment services. Management believes that concentrating their efforts on developing and marketing their brands, and on sales and merchandising, rather than operating a warehouse, will result in a much greater rate of growth without any diminution in

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services to its customers. As Millennium's business grows, it will continually examine the costs and benefits of obtaining its own distribution center.

         QUALITY CONTROL

         A vital concern to management is quality control. Strict quality control standards are required in order to maintain and build relationships with consumers. Millennium carefully monitors the output of its producers and contractors to insure they produce videos and skin care products consistent with the brand and image of Millennium. All contractors and vendors, including video producers and post-production staff, are carefully supervised by Millennium.

         INVENTORY

         Due to the nature of Millennium's video business, Millennium does not regularly maintain inventory in any material amount. Once fully produced and ready for distribution, thousands of videos can be produced in a short period of time, eliminating the need to anticipate sales. Because Millennium only orders goods after they have received orders from purchasers, inventory is kept to a minimum.

         Millennium's skin care products can be made and packaged relatively easily, therefore eliminating the need for substantial product inventory. Inventory is only required to be kept on hand during an active marketing campaign. Millennium's current method of marketing is through direct response television. By law, orders received via such medium must be fulfilled within thirty (30) days of receipt of a credit card number from the consumer. The Production Agreement requires the Marketer to provide the funds necessary for Millennium to purchase and maintain such inventory. This arrangement allows Millennium to advance minimal funds prior to sales of its products.

         RESEARCH AND DEVELOPMENT

         Because of the Production Agreement, Millennium's most significant expenditure is in the writing, animation and overall production of its videos and in the research and development area of its skin care products. The ability to utilize the same video characters multiple times (through sequels and cross-merchandising) and the success of Millennium's current anti-aging and other skin care products will have a large impact on the ability of Millennium to keep these costs as low as possible.

         EXPANSION STRATEGY

         Millennium believes that it can successfully build on its existing customer base and marketing, packaging and shipping relationships and expand its market share in both the educational video and skin care markets. Millennium has no plans to open additional offices, but could enter into additional distribution arrangements and/or licensing arrangements as business warrants. Millennium may also expand the number of suppliers and manufacturers it contracts with if there is a surge in demand for Millennium's product lines. Millennium has the capacity to, and may hire additional employees with respect to development of its electronic commerce efforts. There can be

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no assurance that Millennium will be successful in any of these efforts.

         ELECTRONIC COMMERCE

         Millennium has developed its own websites, www.theracelskin.com and www.antiwrinklepillow.com in connection with its skin care products, and www.kidrominc.com in connection with its educational videos.

         EMPLOYEES

         As of September, 2000, Millennium employed three full-time individuals who operate in executive, administrative, sales, marketing and production capacities. None of Millennium's employees is represented by a labor organization and Millennium considers its relationship with its employees to be excellent.

         COMPETITION

         There are many companies that offer similar or competitive products to the products produced by Millennium. Both the educational video and skin care industries are occupied by some of the largest, most well-known companies in the world, including Disney, Time-Warner, Revlon, Estee Lauder, Scimitar and Anchor Bay. Despite this substantial and intense competition against foreign and domestic competitors with substantially greater resources and distribution capabilities than Millennium, Millennium seeks to distinguish itself in specialized niches within these industries by attempting to offer unique stories and characters for its educational videos and by seeking to develop patented and proprietary products for skin care and anti-aging not offered by its larger competitors.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

OVERVIEW

         The following is a discussion of certain factors affecting Millennium's results of operations, liquidity and capital resources. You should read the following discussion and analysis in conjunction with our consolidated financial statements and related notes that are included herein.

         The following discussion regarding Millennium and its business and operations contains forward-looking statements. Such statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The reader is cautioned that all forward-looking statements are necessarily speculative and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward-looking statements.

         Millennium is active in two distinct and separate areas; the production and marketing of children's videos and the design, manufacture and sale of skin care products. The videos are a

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combination of live action and animation and contain original music and narrative soundtracks. A very key concept in these videos is the fact that they are completely free of any type of violence or violent material. Each video is approximately 30 minutes long and can be adapted for sale or syndication in foreign markets. Additionally, Millennium is seeking to develop both additional videos and several weekly combination live action/animated shows aimed at the teenage market. In developing its videos and weekly shows, Millennium attempts to create characters with cross-over merchandising appeal into areas such as clothing, board games, interactive CD-ROM games which are both entertaining and educational, books, toys, dolls and video games. Millennium contracts on a case by case basis with various writers, animators, directors, producers, musicians and post- production staff to complete the videos and prepare them for release. Currently, two videos are available for sale and several others are in various stages of development.

         Millennium has developed a proprietary line of skin care products designed to combat the effects of aging by rejuvenating skin cells and eliminating wrinkles and other signs of aging. The products are custom made for Millennium based on an exclusive formula that is not available through any other source in the United States. The skin care line is marketed under the TheraCel brand. In addition to the TheraCel brand, Millennium also owns a patent on a pillow designed to minimize the facial wrinkles some women experience after a night of sleep. Millennium contracts with outside sources for the manufacture, bottling, packaging and distribution of its skin care products.

         We expect our TheraCel skincare line to continue to be our sales leader for the coming year. Through our Agreement with the Marketer to market
TheraCel, we anticipate that our new informercial, starring Maria Marshal and Ardis M. Balis will be aired and several price points will be tested during the first quarter of 2001, and depending on results, will be rolled-out nationwide shortly thereafter. Assuming favorable test results, we could expect that the national media campaign would not only lead to television sales but also to sales from retail stores. We have also fully revamped our TheraCel packaging to support retail sales and have added a new moisturizer to our product line.
The Marketer will also serve as our marketing company for future retail sales. With respect to our skin care line, in conjunction with the manufacturer of our Theracel product, we are exploring bringing additional products to market. These include moisturizers for hand and body and potential natural hair restorative products. The cost of development of these products is being borne by the manufacturer.

         There have been no revenues generated from our video operations through and including September 30, 2000.We are now actively marketing our children's video "I Wonder...'TM' Series and anticipate generating revenues therefrom during 2001, and intend to expand the series during 2001, as well. We have entered into distribution agreements with Amazon.com; Tapeworm Video Distributors, Inc.; Instructional Video; Library Video Company; and Unique Books, Inc. "Toby The Tugboat" and "Brett The Jet" were also endorsed by Coalition For Quality Children's Media (KIDS FIRST) and approved by The Dove Foundation. The videos have also won favorable reviews in many magazines and newspapers. "Brett The Jet" is also a semi-finalist in the upcoming
KIDS FIRST Film Festival in March of this year. As a result of these efforts, we believe that our videos will begin appearing in major video rental and retail stores and in libraries and schools around the country during the second half of 2001. We are in discussions with NASCAR and Daytona Beach International Speedway about shooting "Rob The Race Car" at the end of February 2001 at the Daytona Speedway. If these efforts fail, we intend to shoot "Rob The Race
Car" later this year at Watkins Glen, another NASCAR event. With respect to video projects in development, we anticipate

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producing "Rob the Race Car" from existing resources and would anticipate that additional funding of approximately $500,000 will be required to produce the three remaining titles presently in development. The source of such funding is expected to come from the sale of our securities or revenues, if any, from the roll-out of TheraCel.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1999 COMPARED WITH THE
        YEAR ENDED DECEMBER 31, 1998

         Millennium recorded $11,257 in sales for the year ended December 31, 1999 as compared with $5,609,378 in net sales, after reserve for returns, for the previous year. Millennium's gross profit (loss) for these years was $4,303 and $25,469 respectively. During 1998, Millennium was involved in a very active marketing program consisting primarily of infomercial on various television outlets. This program ended during 1998 due to Millennium's dissatisfaction with the marketer at that time. All sales returns recorded in 1999 were the results of sales from the marketing efforts of the prior year.

          Operating expenses for the year ended December 31, 1999 were $669,273 and $793,396 for the year ended December 31, 1998. The decreased expenses were the result of a reduced sales and marketing program during 1999 as compared with 1998

         The significant items included in operating expenses for the years ended December 31, 1999 and 1998 are as follows:

Expense                                 December 31, 1999                December 31, 1998
Professional fees                       38,911                           29,127
Consulting                              53,783                           43,240
Advertising                             147,500                          299,627
Depreciation & amortization             299,310                          294,847

         As a result, the loss from operations was $664,970 for the year ended December 31, 1999 compared with a loss from operations of $767,927 for the year ended December 31, 1998.

         Millennium had cash of $342,376 as of December 31, 1999 and $321,704 as of December 31, 1998. As of December 31, 1999 Millennium had stockholders equity of $1,200,820 and $1,354,716 of December 31, 1998. The changes in the stockholders equity was primarily the result of the acquisition of UDL as well as additional investments made by shareholders via the sale of common stock and the issuance of stock to certain directors and consultants and reduced by the net loss.

         Included in operating expenses for the years ended December 31, 1999 and 1998 was the value of securities issued for services received by the Company of $326,282 and $223,575,

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respectively. These shares were issued at the time that the management of the
Company determined that such issuance, in place of a cash payment for the services received, would be beneficial to the Company as a means of preserving cash flow. The actual issuance of the stock occurred at the time that the services received were completed. The Company may, in the future, continue this practice if the need for services arises and the provider of the services is amenable to receiving the shares in lieu of cash. Any such future issuances will be charged to operations in the periods in which they are made.

         RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED WITH THE NINE MONTHS ENDED SEPTEMBER 30, 1999

         Millennium recorded no sales for the nine months ended September 30, 2000 as compared with $82,891 for the nine months ended September 30, 1999. Millennium's gross loss for these periods was $0 and $27,799 respectively. During the period ended September 30, 2000 Millennium was producing its new 30-minute infomercial with its new Marketer as part of its new Production Agreement.

         Operating expenses for the nine months ended September 30, 2000 and 1999 were $856,079 and $285,703 respectively. Included in these amounts for 1999 were professional fees of $46,817, consulting fees of $321,402, depreciation and amortization of $185,013, and advertising of $91,211.

         As a result, the loss from operations was $856,079 for the nine months ended September 30, 2000 and $313,502 for the nine months ended September 30, 1999.

         Millennium had cash at September 30, 2000 of $329,251. Millennium had stockholders equity as of September 30, 2000 of $729,342. The decrease in stockholders' equity results from the issuance of common stock in exchange for services rendered and further reduced by the net loss.

         Included in operating expenses for the nine months ended September 30, 2000 was the value of securities issued for services received by the Company of $384,601. These shares were issued at the time that the management of the Company determined that such issuance, in place of a cash payment for the services received, would be beneficial to the Company as a means of preserving cash flow. The actual issuance of the stock occurred at the time that the services received were completed. The Company may, in the future, continue this practice if the need for services arises and the provider of the services is amenable to receiving the shares in lieu of cash. Any such future issuances will be charged to operations in the periods in which they are made.

         LIQUIDITY AND CAPITAL RESOURCES

         Millennium has financed its operations and met its capital requirements primarily through funds raised in private placements conducted since 1996. Beginning in 1998 with its acquisition of UDL, Millennium has been able to finance, in part, operations from income. The principal uses of operating cash are to further develop and produce Millennium's children's videos as well as its skin care products marketed under the Theracel brand. Millennium expects to be able to continue to raise funds through additional private placements. We also expect substantial profitability and cash flow from operations in the upcoming year due to the new Marketer's programs. In the event that we are unable to raise funds through private placements or from operations, Millennium's ability to conduct

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its operations as planned may become uncertain.

         None of our key employees have been subject to employment contracts to date. It is intended, that each of George Balis, Ardis Balis and John Rissi will execute employment agreements with Millennium in form and substance to be negotiated and agreed between Millennium and each such individual. These employment agreements are expected to be for terms of three years and to include base salaries, expense allowances, bonuses and a portion of the pre-tax profit of Millennium as compensation for their services to Millennium, in addition to the opportunity to acquire additional shares of common stock. These employment agreements are expected to include non-competition, confidentiality and non-raid provisions to be negotiated. It is not anticipated that these agreements will be drafted or negotiated prior to the first quarter of 2001. Among the factors which will be taken into consideration in determining the compensation package to be included in any such agreements will be Millennium's revenues, gross profits and net income at the time such agreements are negotiated and as anticipated over the immediate future. These agreements will result in additional charges to the results of operations and will be funded through our general operations.

         During the next twelve months, Millennium expects to continue development of the new infomercial for the TheraCel products as well as continue to develop new marketing channels for its line of video products. Millennium may raise additional funds from the issuance of new long term debt as well as through the sale of its securities. These sources of funds as well as Millennium's existing cash reserves are projected by management to be sufficient to fund its operations during the next twelve months.

         Millennium does not intend to incur any substantial research and development costs, acquisitions of assets or the employment of additional persons during the next twelve month period.

ITEM. 3  DESCRIPTION OF PROPERTY

         Millennium leases property for use as its executive offices at HCR 30-A, North Blenheim, New York, from Ardis Balis, the President and a director of Millennium, at a rate of $2,000 per month. Millennium currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.

         The following persons are known to Millennium to be officers, directors and/or beneficial owners of more than five percent of Millennium's common stock as of February 3, 2001 (the numbers in the following table reflect a 1 for 12 reverse stock split effected in June 2000):

NAME AND ADDRESS                                   AMOUNT AND NATURE OF                              PERCENT OF CLASS
OF BENEFICIAL OWNER                                BENEFICIAL OWNERSHIP
--------------------------                        ---------------------------                        ----------------

Inftopin, Inc.                                          1,000,000                                         9.3%
218 Tearall Road
Raynham, Massachusetts 20767

B.B. Equities, Inc.                                       875,000                                         8.2%
490 Wheeler Road, Suite 150
Hauppague, New York 11788

Toscana Group, Inc.                                       950,000                                         8.9%
76 Cliff Road
Belle Terre, New York 11777

George Balis                                            5,539,421 (1)(3)                                 51.6%
HCR 30-A
North Blenheim, New York 12131

Ardis Balis                                             5,410,167 (2)(3)                          50.4%
HCR 30-A
North Blenheim, New York 12131

Louis Tallarini                                            93,750                                  *
HCR 30-A
North Blenheim, New York 12131

Dan Gorczycki                                              96,833                                  *
HCR 30-A
North Blenheim, New York 12131

John Rissi                                                419,217                                  4.0%
HCR 30-A
North Blenheim, New York 12131

ALL OFFICERS AND
DIRECTORS AS A
GROUP (5 Individuals)                                   6,149,221                                 57.3%

----------------------------
* Indicates less than 1%.

(1) Includes 5,410,167 shares owned by Ardis Balis, Mr. Balis' wife, as to which shares Mr. Balis has voting control.

(2) Excludes shares owned by George Balis, Ms. Balis' husband, as to which shares Ms. Balis disclaims beneficial ownership.

(3) Ardis Balis' shares are subject to a voting agreement entered into in May 2000 pursuant to which all of Ms. Balis' shares are voted by George Balis.

         (c)  Change in Control

         There are no arrangements, including any pledge by any person of securities of Millennium, the operation of which may at a subsequent date result in a change in control of the registrant.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following Table sets forth certain information regarding the executive officers and directors of Millennium as of November 10, 2000.

NAME                          AGE             DATE OF ELECTION                  POSITION

George Balis                  50              September, 1994                   Chairman of the Board of Directors, Chief
HCR 30-A                                                                        Executive Officer, Secretary
North Blenheim
New York 12131

Ardis Balis                   48              February, 1998                    President, Director
HCR 30-A
North Blenheim,
New York 12131

Dan Gorczycki                 37              November, 1999                    Director
HCR 30-A
North Blenheim,
New York 12131

John Rissi                    37              November, 1999                    Executive Vice President, Director
HCR 30-A
North Blenheim,
New York 12131


Louis Tallarini               52              June, 2000                        Director
HCR 30-A
North Blenheim,
New York 12131


         GEORGE BALIS. George Balis, the Chairman of the Board of Directors, Chief Executive Officer and Secretary of Millennium, was in the private practice of law from 1975 through 1986, concentrating in the areas of securities, corporation and entertainment law. From 1986 through 1992, Mr. Balis was Chairman and President of American Screen Company, a diversified entertainment company which, among other things, developed properties for motion picture and television release. From 1993 to 1998, Mr. Balis was in the private practice of law specializing in corporate and entertainment matters. In January, 1998, Mr. Balis became full-time Chairman and Chief Executive Officer of Millennium. Mr. Balis has served on various boards of directors of corporations in the cosmetics, entertainment and gourmet food industries. Mr. Balis is a graduate of both Columbia University's School of Law and Graduate School of Business, and is admitted to practice law in the State of New York.

         ARDIS BALIS. Ardis Balis, the President and a director of Millennium, founded UltraDerma, Ltd., a company which was acquired by Millennium in February, 1998. Ms. Balis has both financed and researched the development of rejuvenative skin care products. She has appeared on numerous instructional videos, informercials and television talk shows. Since February, 1998, Ms. Balis has been the President of Millennium. Prior thereto, she had been Chief Executive Officer and President of UltraDerma, Ltd.


         DAN E. GORCZYCKI, C.P.A. Dan Gorczycki, a director of Millennium, was a director of Holliday, Fenoglio, Fowler, L.P., a wholly-owned subsidiary of Lend Lease (USA), Inc. from June 1999 to September 2000. Mr. Gorczycki is currently involved in the placement of financing and debt restructuring in real estate transactions as a principal of Granite Partners, LLC. His experience includes work in institutional real estate sales for firms including Landauer Associates, where he worked from June 1997 until June1999, Julien J. Studley, Inc., where he worked from March 1995 through June 1997, and Legg Mason. Mr. Gorczycki additionally was employed by The Greater New York Savings Bank from January 1993 until March 1995 where he was responsible for completing workouts on overleveraged assets. Mr. Gorczycki's career also contained experience in the financial services industry at both Cowen & Company (now SG Cowen) and Salomon Brothers (now Salomon Smith Barney) as a financial analyst. Mr. Gorczycki started his professional career at Price Waterhouse, where he worked for the Small Business Group as an auditor. Mr. Gorczycki received his MBA from New York University and a BS from St. John's University. He is both a Certified Public Accountant (inactive) and a Licensed Real Estate Salesperson in New York and a member of the Real Estate Board of New York.

         JOHN RISSI. John Rissi, a director of Millennium, began his career in telecommunications sales for Cable & Wireless Communications, Inc. where he oversaw a sales staff of more than 30 sales representatives from 1986 to 1989. In February 1989, Mr. Rissi started his own marketing company, Tele- Save, where he marketed telecommunications services for companies including AT&T, Worldcom and Sprint. In August 1995, Mr. Rissi entered into an agreement with VoiceNet Corporation to market their credit calling card program through April 1999. From April 1999 to the present, Mr. Rissi co-founded Mutual Media Corporation, Inc., a marketing company that specializes in marketing major web sites throughout the world. Mr. Rissi received his B.S. at Hofstra University.

         LOUIS A. TALLARINI. Louis Tallarini, a director of Millennium, has been executive vice president for Fuller Development Company, a division of Cappelli Enterprises, Inc. from October 1999 to the present. From 1991 to September 1999 he served as Executive Vice President and member of the Executive Committee of The Value Companies, where he was responsible for the asset management of a national real estate portfolio of commercial properties. Mr. Tallarini began his career as an accountant with the international certified public accounting firm Pannell, Kerr Foster. Following his career as an accountant, he entered private industry where he has supervised institutional real estate management teams throughout the United States. Mr. Tallerini has been involved in philanthropic endeavors, including serving as Chairman of the Board of the Singers Forum Foundation; funding scholarships for underprivileged minority children through the Graham Windham foster child program; and making available affordable housing for needy families. Mr. Tallarini sits on the Executive Committee of Value Express, a national commercial real estate lender. Mr. Tallarini received his B.S. from Fordham University.

ITEM 6. EXECUTIVE COMPENSATION

         The following table sets forth all cash compensation paid or to be paid by Millennium, as well as certain other compensation paid or accrued, to officers, directors and certain key employees.

                                                                      ANNUAL COMPENSATION
                                                                   SALARY              BONUS            OTHER
NAME AND PRINCIPAL POSITION

George Balis                                      2000               -0-                -0-               -0-
Chairman, Chief Executive Officer                 1999               -0-                -0-               (2)
and Secretary                                     1998               -0-                -0-               -0-


Ardis Balis (1)                                   2000               -0-                -0-               -0-
President and Director                            1999               -0-                -0-               (2)
                                                  1998               -0-                -0-               -0-


--------------------
(1)  Ms. Balis became an employee of Millennium in February, 1998.
(2) On November 18, 1999, each of George Balis and Ardis Balis was issued 350,000 shares of Common Stock, at a value of $.10 per share or $35,000, as compensation for services rendered by each of them as officers and directors of Millennium in 1999.

         It is intended, that each of George Balis, Ardis Balis and John Rissi will execute employment agreements with Millennium in form and substance to be negotiated and agreed between Millennium and each such individual. These employment agreements are expected to include base salaries, expense allowances, bonuses and a portion of the pre-tax profit of Millennium as compensation for their services to Millennium, in addition to the opportunity to acquire additional shares of common stock. These employment agreements are expected to be for a term of three years and to include non-competition, confidentiality and non-raid provisions to be negotiated. It is not anticipated that these agreements will be drafted or negotiated prior to the first quarter of 2001. Among the factors which will be taken into consideration in determining the compensation package to be included in any such agreements will be Millennium's revenues, gross profits and net income at the time such agreements are negotiated and as anticipated over the immediate future.

         On November 18, 1999, each of George Balis and Ardis Balis was issued 350,000 shares of Common Stock, at a value of $.10 per share or $35,000, as compensation for services rendered by each of them as officers and directors of Millennium in 1999. No other compensation has been paid to any officer or director of Millennium since 1996 and, other than as set forth above, no compensation has been accrued since that time through September 30, 1999. George Balis received 300,000 shares of common stock, having a value of $15,000, as a director's fee for his service as a director in 1997. Mr. Balis is not owed any further compensation for any services rendered to Millennium prior to November 15, 1999. Additionally, 300,000 shares of common stock, having a value of $15,000, were issued to an individual in 1997 for his services as a director in 1997 (the "Former Director"). The Former Director no longer serves as a director of Millennium and is not owed any further compensation. Pursuant to a certain surrender agreement executed by and between Millennium and the Former Director on February 26, 1999, the Former Director surrendered to Millennium all 300,000 shares issued to him as compensation for his services as a director in 1997. Certain officers have received loans from Millennium. See " Management Relationships and Related Transactions." Historically, Directors who are not members of management have not received any compensation for their service as such; however, in June 2000 all such non-management directors were awarded 6,250 shares of common stock and warrants to purchase 6,250 shares of common stock at an exercise price of $.50 per share, and John Rissi was awarded 31,250 shares of common stock in addition to the aforementioned warrants.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          George Balis is the husband of Ardis Balis. They were married in May, 1998. Mr. Balis currently serves as the Chairman of the Board of Directors (the "Board"), the Chief Executive Officer and Secretary of Millennium. Ms. Balis currently serves as President and a member of the Board. All of Ardis Balis' shares of Millennium common stock are subject to a voting agreement entered into in May 2000 pursuant to which all of Ms. Balis' shares are voted by George Balis.

        A summary of the transaction in the amounts due from/(to) Mr. and Mrs. Balis for the two years and nine months ended September 30, 2000 is as follows:

Balance January 1, 1998                                               $   9,031
Repaid                                                                   (9,031)
Advances                                                                161,621
Liability incurred in connection with acquisition                      (162,500)
                                                                      ---------
Balance December 31, 1998                                                  (879)
Cash advances                                                           258,452
                                                                      ---------
Balance December 31, 1999                                               257,573
Cash advances                                                            11,639
                                                                      ---------
Balance September 30, 2000                                            $ 269,212
                                                                      =========

The loans receivable/payable are non-interest bearing and due on demand.

         In December, 1998, Millennium had advanced $161,621 to George Balis, its chairman, to obtain a nineteen percent (19%) equity interest in a company which develops and markets gourmet snack foods.

         On May 1, 1998 and September 28, 1998, George Balis transferred 400,000 shares and 200,000 shares, respectively, of common stock to Ardis Balis to enable Millennium to meet its obligation to Ms. Balis with respect to the Acquisition Agreement. On November 18, 1999 Millennium issued an additional 450,000 shares of common stock to Ardis Balis to enable Millennium to meet its obligation to Ms. Balis with respect to the Acquisition Agreement. The Acquisition Agreement requires Millennium to insure that Ardis Balis, until such time as Millennium shall complete a public offering of its shares registered with the Securities and Exchange Commission, maintains an equity position in Millennium of no less than 51% of all issued and outstanding shares of common stock of Millennium. For purposes of such calculation, Millennium is permitted to include shares of common stock held by George Balis, the Chairman and Chief Executive Officer of Millennium and the husband of Ardis Balis.

         In August 2000, Millennium undertook a private offering of 4,000,000 shares of its common stock pursuant to to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504. Simultaneously with the closing of the pending private offering, 4,570,913 shares of common stock will be issued to George and Ardis Balis to enable Millennium to meet its obligation to Ms. Balis with respect to the Acquisition Agreement. In addition, 382,258 shares of common stock will be issued to certain consultants in consideration for services rendered in connection with the development and marketing of Millennium's educational videos and skin care products, including 50,000 shares to each of Messrs. Rissi and Tallarini and 30,000 shares to Mr. Gorczycki, each of whom is a director of Millennium.

ITEM 8.  DESCRIPTION OF SECURITIES

         Millennium is authorized by its Certificate of Incorporation, as amended, to issue an aggregate of 25,000,000 shares of common stock, par value $.0001 per share and 10,000,000 blank check preferred shares. As of February 3, 2001, 10,732,487 shares of common stock were issued and outstanding and 500,000 shares of Series A Preferred Stock were issued and outstanding. Other than the common stock and preferred stock, Millennium is not authorized to issue any other class of capital stock.

COMMON STOCK

         All outstanding shares of common stock are of the same class and have equal rights and attributes. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of shareholders of Millennium. All shareholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities. The shareholders do not have cumulative or preemptive rights.

         The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of Millennium. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of the dissolution, liquidation or winding-up of Millennium, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities of Millennium. Shareholders are not entitled to accumulate their votes in any election. Holders of common stock have no preemptive rights or other rights to subscribe or convert shares of common stock into other securities.

PREFERRED STOCK

         The Board of Directors is authorized, subject to limitations prescribed by Delaware law, to provide for the issuance of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the voting powers, designations, preferences and rights, and the restrictions of those preferences and rights, of the shares of each such series and to increase, but not above the total number of authorized shares of preferred stock, or decrease, but not below the number of shares of such series then outstanding, the number of shares of any such series without further vote or action by the stockholders. The Board of Directors is authorized to issue preferred stock with voting, conversion, and other rights and preferences which could adversely affect the voting power or other rights of the holders of common stock. On June 21, 2000 we issued 500,000 shares of Series A Preferred Stock to George Balis and Ardis Balis. The Series A preferred shares have rights to dividends, rights with respect to liquidation and other rights equivalent to those of holders of our common stock except that each share of Series A Preferred Stock entitles the holder to ten votes with respect to all matters to be voted on by shareholders.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON MILLENNIUM'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         Millennium's common stock is presently trading on the National Quotation Bureau's OTC "pink sheets" under the symbol MMLD. As of November 10 , 2000, there were approximately 108 holders of our common stock. Millennium is presently not required to file reports with the SEC pursuant to the Exchange Act.

         The following table sets forth the range of the high and low closing bid prices per share of our common stock during each of the calendar quarters identified below. These bid prices were obtained from the OTC Bulletin Board Quarterly Quote Summary Report received from Nasdaq Trading Market Services and the Standard & Poor's Comstock, and do not necessarily reflect actual transactions, retail markups, markdowns or commissions.

         THE HIGH AND LOW BID SALES PRICES FOR THE EQUITY FOR EACH FULL QUARTERLY PERIOD WITHIN THE TWO MOST RECENT FISCAL YEARS AND ANY SUBSEQUENT INTERIM PERIOD FOR WHICH FINANCIAL STATEMENTS

ARE INCLUDED ARE AS FOLLOWS:

-------------------------------------------------------------------------------------------------------
Year     Quarter  High Bid          Low Bid                 Year     Quarter  High Bid       Low Bid
1998     1st*     10.313            2.75                    1999     1st*     1.531          0.375
1998     2nd*     4.813             0.625                   1999     2nd*     1.063          0.375
1998     3rd*     2.813             1.25                    1999     3rd*     0.563          0.250
1998     4th*     2.625             1.50                    1999     4th      1.25           0.250

Year     Quarter  High Bid          Low Bid
2000     1st*     1.25              0.25
2000     2nd*     1.25              0.25
2000     3rd*     1.25              0.25

---------------------------------------------------------------------------------------------------------

         We have not paid any cash dividends to date and do not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of Millennium's business.

ITEM 2. LEGAL PROCEEDINGS

         Millennium is not a party to or involved in any material litigation, nor is it aware, to the best of its knowledge, of any pending or contemplated proceedings against it by any third party or any government authorities.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

(a)   Previous independent accountants

            (i) As a result of the Merger, on December 30, 1999, the Registrant dismissed Vlahakis & Associates, CPA as its independent accountant.

            (ii) the report of Vlahakis & Associates, CPA on the consolidated financial statements for the fiscal year ended December 31, 1998 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principle.

           (iii) The Registrant's Board of Directors participated in and approved the decision to change independent accountants.

            (iv) In connection with its audit for the fiscal year December 31, 1998 and for the year ended December 31, 1999 and through September 30, 2000, there have been no disagreements with Vlahakis & Associates, CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Vlahakis & Associates, CPA would have caused them to make reference thereto in their report on the consolidated financial statements for such years.

             (v) The Registrant has requested that Vlahakis & Associates, CPA furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements.

(b)   New independent accountants

         (i) The Registrant retained Paritz & Company P.A. as its new independent accountants as of January 1, 2000. During the fiscal years ended December 31, 1999 and December 31, 1998 and through January 1, 2000, the Registrant has not consulted with Paritz & Company P.A. on items which (1) were or should have been subject to SAS 50 or (2) concerned the subject matter of a disagreement or reportable event with the former auditor. The Registrant authorized Vlahakis & Associates, CPA. to respond to any and all inquiries of the successor accountant.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         In February, 1997, Millennium issued 2,300,000 shares of Common Stock at par value ($.0001 per share). This transaction was exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to
Section 4(2) thereof, since they were issued solely to members of management and directors of Millennium. Also in February, 1997, Millennium issued 578,000 shares of

Common Stock for par value ($.0001) as compensation for financial and business consulting services rendered. This transaction was exempt from registration under the Securities Act, pursuant to Section 4(2) thereof since they were issued solely to members of management and directors of Millennium.

         In December, 1997, Millennium issued 600,000 shares of Common Stock to two individuals at par value ( $.0001 per share) as compensation for serving as directors of Millennium. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act since they were issued solely to members of management and directors of Millennium. Also in December, 1997, Millennium sold 398,000 shares of Common Stock for $.25 per share, which shares were exempt from registration pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof. Also in December, 1997, Millennium sold 82,353 shares of Common Stock for $.25 per share. These shares were exempt from registration pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

         In March, 1998, Millennium issued 500,000 shares of Common Stock to Ardis Balis, an officer and director of Millennium at par value ($.0001 per share), pursuant to the Acquisition Agreement, which transaction was exempt from registration pursuant to Section 4(2) of the Securities Act.

         In April, 1998, Millennium issued 800,000 shares to Ardis Balis at par value ($.0001 per share) to comply with the terms of the Acquisition Agreement. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act. Also in April, 1998, Millennium sold 300,000 shares at a price per share of $.16 and 250,000 shares for $.25 per share. These shares were exempt from registration pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

         In April, 1998, Millennium issued 400,000 shares of Common Stock at par value ($.0001 per share) to George Balis, an officer and director of Millennium. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act.

         In April, 1998, Millennium sold 100,000 shares at a price of $.50 per share, and an additional 100,000 shares for $.85 per share, which such shares were exempt from registration pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

         Also in April, 1998, Millennium issued 350,000 shares to Ardis Balis at par value ($.0001 per share) to remain in compliance with the terms of the Acquisition Agreement. This transaction was exempt from registration pursuant to
Section 4(2) of the Securities Act. Additionally, Millennium sold 50,000 shares of Common Stock for $.35 per share, which such shares were exempt from registration pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof. In April, 1998, Millennium sold an additional 300,000 shares of Common Stock at $.166 per share. These shares was exempt from registration pursuant to Section 3(b) of the Securities

Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

         In July, 1998, Millennium issued 275,000 shares to Ardis Balis at par value ($.0001 per share) to remain in compliance with the terms of the Acquisition Agreement, which such transaction was exempt from registration pursuant to Section 4(2) of the Securities Act. Also in July, 1998, Millennium sold 75,000 shares to one entity and 200,000 shares to another entity, both at a price per share of $.50, and both exempt from registration pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

         In September, 1998, Millennium sold 137,500 shares, pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof, for $.50 per share. Also in September, 1998, Millennium issued 700,000 shares to Ardis Balis at par value ($.0001 per share) to remain in compliance with the terms of the Acquisition Agreement. Also in September, 1998, Millennium sold 120,000 shares of Common Stock for $.20 per share, pursuant to an exemption from registration pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

         In September, 1998, in three unrelated transactions, Millennium sold 50,000 shares of Common Stock at $.30 per share, 80,000 shares at $.50 per share and 50,000 shares at $.65 per share, all pursuant to an exemption from registration pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

         In October, 1998, Millennium sold 2,985 shares of Common Stock at $.40 per share, pursuant to an exemption from registration pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

         In November, 1998, Millennium issued 25,000 shares of Common Stock for video production services rendered, which such services were valued at $44,500, or $.56 per share. This transaction was exempt from registration pursuant to
Section 4(2) of the Securities Act.

         In November, 1998, Millennium sold 75,000 shares at $.80 per share. These shares were exempt from registration pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

         In three unrelated transactions in December, 1998, Millennium sold 80,000, 290,000 and 30,000 shares of Common Stock each for $.50 per share, pursuant to an exemption from registration pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

         In December, 1998, Millennium sold 25,000 shares for $.80 per share, pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof. Also in December, 1998, Millennium sold 12,000 shares of Common Stock for $.48 per share, pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

         In January, 1999, Millennium sold 170,000 shares for $.50 per share, pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof.

         In February, 1999, Millennium issued 75,000 restricted shares for financial and business consulting services rendered valued at $69,750, or $.93 per share, which such transaction was exempt from registration pursuant to Section 4(2) of the Securities Act.

         In March, 1999, Millennium sold 30,000 shares of Common Stock, pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof, for $.50 per share.

         In April, 1999, Millennium sold 750,000 shares of Common Stock, pursuant to Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof, for $.25 per share. Also in April, 1999, Millennium sold 20,000 shares of Common Stock for market research services rendered valued at $11,200, or $.56 per share, which such transaction was exempt from registration pursuant to Section 4(2) of the Securities Act.

         In July, 1999, Millennium sold 200,000 shares of Common Stock in consideration for the termination of a marketing agreement, valued at $59,375 or $.296 per share. Also in July, 1999, Millennium issued 50,000 shares of restricted Common Stock in connection with marketing and distribution services rendered, valued at $13,250, or $.265 per share, which such transaction was exempt from registration pursuant to Section 4(2) of the Securities Act.

         In November, 1999, Millennium issued 350,000 shares of Common Stock to Ardis Balis and 350,000 shares to George Balis both at par value ($.0001 per share) for services rendered by each of them as officers and directors of Millennium during 1999. Additionally, Millennium issued 400,000 shares of Common Stock at par value ($.0001 per share) to be in compliance with the terms of the Acquisition Agreement. All of these transactions were exempt from registration pursuant to Section 4(2) of the Securities Act since they were issued solely to members of management and directors of Millennium. Also in November, 1999, Millennium sold 50,000 shares of Common Stock for financial and business consulting services rendered, which such services were valued at $5,000, or $.10 per share. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act.

         In June 2000, Millennium issued 1,923,000 shares of its common stock to certain consultants in consideration for computer, internet, website work, video services, photographic and product design and packaging services rendered, which services were valued at a price of $.10 per share, or $192,300. In addition, 1,923,000 shares of its common stock were issued to Ardis Balis at par value ($.0001 per share) in compliance with the terms of the Acquisition Agreement. All of these transactions were exempt from registration pursuant to Section 4(2) of the Securities Act.

         In October 2000, Millennium sold 4,000,000 shares of its common stock at a price of $.25 per share pursuant to a registration statement filed with the State of Georgia, which transaction was exempt from registration pursuant to
Section 3(b) of the Securities Act and Regulation D promulgated thereunder, specifically, Rule 504 thereof. The 4,000,000 shares were sold to six investors for $562,500 in cash and $437,500 principal amount of 10% promissory notes due January 1, 2001, which have been extended by mutual agreement to February 28, 2001.

         In January 2001, Millennium issued 375,000 shares to officers and directors at par value ($.0001 per share), 450,334 shares to certain consultants valued at $.10 per share in consideration for marketing and computer internet and website consulting services rendered, and 4,935,334 shares of common stock to Ardis Balis at par value ($.0001 per share) to be in compliance with the terms of the Acquisition Agreement. All of these transactions were exempt from registration pursuant to Section 4(2) of the Securities Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our charter provides that no director shall be personally liable to us or to any stockholder for monetary damages arising out of such director's breach of fiduciary duty, except to the extent that the elimination or limitation of liability is not permitted by Delaware law. Delaware law, as currently in effect, permits charter provisions eliminating the liability of directors for breach of fiduciary duty, except that such provisions do not eliminate or limit the liability of directors for (a) any breach of the director's duty of loyalty to a corporation or its stockholders, (b) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) any payment of a dividend or approval of a stock purchase which is illegal under
Section 174 of the Delaware General Corporation Law or (d) any transaction from which the director derived an improper personal benefit. A principal effect of this provision of our charter is to limit or eliminate the potential liability of our directors for monetary damages arising from any breach of their duty of care, unless the breach involves one of the four exceptions described in (a) through (d) above.

    Our charter and by-laws further provide for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. Insofar as indemnification for liabilities arising under the Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC that indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                     PART FS

                    MILLENNIUM DIRECT, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================

                                                                            PAGE

Independent Auditors' Report                                              FS-2 - FS-3

CONSOLIDATED FINANCIAL STATEMENTS:

         Balance Sheets  -  December 31, 1999 and 1998                    FS-4

         Statements of Changes in Stockholders' Equity
         For The Years Ended December 31, 1999 and 1998                   FS-5

         Statements of Operations For The Years Ended
         December 31, 1999 and 1998                                       FS-6

         Statements of Cash Flows For The Years Ended
         December 31, 1999 and 1998                                       FS-7

Notes to Financial Statements                                             FS-8 - FS-15

Management's Report                                                       FS-16

CONSOLIDATED FINANCIAL STATEMENTS:

         Balance Sheet - September 30, 2000                               FS-17

         Statement of Changes in Stockholders' Equity
         For The Nine Months Ended September 30, 2000                     FS-18

         Statements of Operations For The Nine Months
         Ended September 30, 2000 and 1999                                FS-19

         Statements of Cash Flows For The Nine Months
         Ended September 30, 2000 and 1999                                FS-20

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
MILLENNIUM DIRECT, INC. AND SUBSIDIARIES
North Blenheim, New York

         We have audited the accompanying consolidated balance sheet of MILLENNIUM DIRECT, INC. AND SUBSIDIARIES as of December 31, 1999 and the related consolidated statements of changes in stockholders' equity, operations and accumulated deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MILLENNIUM DIRECT, INC. AND SUBSIDIARIES as of December 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                       PARITZ & COMPANY, P.A.

Hackensack, New Jersey
November 23, 2000

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
MILLENNIUM DIRECT, INC. AND SUBSIDIARIES
North Blenheim, New York

         We have audited the accompanying consolidated balance sheet of MILLENNIUM DIRECT, INC. AND SUBSIDIARIES as of December 31, 1998 and the related consolidated statements of changes in stockholders' equity, operations and accumulated deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MILLENNIUM DIRECT, INC. AND SUBSIDIARIES as of December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                       VLAHAKIS & ASSOCIATES, CPA

Stamford, New York
November 23, 2000

                    MILLENNIUM DIRECT, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

===============================================================================

                                                                           DECEMBER 31,
                                                                      1999              1998

                                                 ASSETS

CURRENT ASSETS:

  Cash                                                              $   342,376     $   321,704
  Accounts receivable                                                      -            336,690
  Inventories                                                              -             15,000
  Investments                                                              -             10,000
                                                                    -----------     -----------
          TOTAL CURRENT ASSETS                                          342,376         683,394
                                                                    -----------     -----------

Property and equipment, net of accumulated
  depreciation of $10,239 in 1999 and $5,180 in 1998                     18,839          11,399
                                                                    -----------     -----------

OTHER ASSETS:

  Intangible assets, net of accumulated amortization
   of $587,500 in 1999 and $293,750 in 1998                             629,250         923,000
  Video costs                                                           262,582         253,702
  Officer loan receivable                                               257,573            -
                                                                    -----------     -----------
          TOTAL OTHER ASSETS                                          1,149,405       1,176,702
                                                                    -----------     -----------

TOTAL ASSETS                                                        $ 1,510,620     $ 1,871,495
                                                                    ===========     ===========

                                    LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:

  Reserve for product returns                                       $      -        $   455,000
  Accrued expenses                                                       79,800          60,900
  Note payable-stockholder, current portion of long-term debt           115,000             879
                                                                    -----------     -----------
          TOTAL CURRENT LIABILITIES                                     194,800         516,779
                                                                    -----------     -----------

LONG-TERM DEBT                                                          115,000            -
                                                                    -----------     -----------

TOTAL STOCKHOLDERS' EQUITY                                            1,200,820       1,354,716
                                                                    -----------     -----------

 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                         $ 1,510,620     $ 1,871,495
                                                                    ===========     ===========

===============================================================================

                        See notes to financial statements

                    MILLENNIUM DIRECT INC., AND SUBSIDIARIES

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                     YEARS ENDED DECEMBER 31, 1999 AND 1998

===============================================================================


                                                                      ADDITIONAL
                                                      COMMON          PAID-IN               ACCUMULATED           TOTAL
                                      SHARES          STOCK           CAPITAL                 DEFICIT
BALANCE DECEMBER 31, 1997             83,425          $100            $282,826          $   (100,100)          $182,826
Net loss                                                                                    (767,927)          (767,927)
Common stock issued:
    Sales                            155,457           186             796,598                                  796,784
    Issuance for services             43,750            53             326,229                                  326,282
    Purchase of UltraDerma (1)       218,750           262             816,488                                  816,750
                                     -------          ----          ----------          ------------         ----------
BALANCE DECEMBER 31, 1998            501,382           601           2,222,141              (868,027)         1,354,715
Net loss                                                                                    (664,970)          (664,970)
Common stock issued:
 Sales                                79,167            95             287,405                                  287,500
 Issuance for services               124,583           149             223,426                                  223,575
                                     -------          ----          ----------         ------------         ----------
BALANCE DECEMBER 31, 1999            705,132          $845          $2,732,972           $(1,532,997)        $1,200,820
                                     =======          ====          ==========          ============         ==========


===============================================================================

         (1) Represents the issuance of 3,025,000 shares of restricted stock in connection with the acquisition of UltraDerma Ltd.


                        See notes to financial statements

                    MILLENNIUM DIRECT, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

===============================================================================


                                                          YEAR ENDED DECEMBER 31,
                                                         1999                1998

SALES                                                    $   11,257   $ 5,609,378
COST OF GOODS SOLD                                            6,954     5,583,909
                                                         ----------    ----------
GROSS PROFIT                                                  4,303        25,469
                                                         ----------    ----------
COSTS AND EXPENSES:
  Selling and marketing expenses                            147,950       299,627
  General and administrative expenses                       521,323       493,769
                                                         ----------    ----------
TOTAL COSTS AND EXPENSES                                    669,273       793,396
                                                         ----------    ----------
NET LOSS                                                  $(664,970)    $(767,927)
                                                         ==========    ==========
BASIC LOSS PER SHARE                                       $1.17         $2.15
                                                         ==========    ==========
DILUTED LOSS PER SHARE                                     $1.17         $2.15
                                                         ==========    ==========


                        See notes to financial statements

                    MILLENNIUM DIRECT, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

===============================================================================

                                                             YEAR ENDED DECEMBER 31,
                                                            1999                  1998

OPERATING ACTIVITIES:
  Net loss                                               $(664,970)           $  (767,927)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
       Depreciation and amortization                       299,310                294,847
       Common stock issued for services                    223,469                326,282
       Reserve for product returns                        (455,000)               455,000
  Changes in operating assets and liabilities:
       Accounts receivable                                 336,690               (336,690)
       Inventories                                          15,000                (15,000)
       Accrued expenses                                     18,900                (60,899)
                                                        ----------             ----------
NET CASH USED IN OPERATING ACTIVITIES                     (226,601)              (104,387)
                                                        ----------             ----------

INVESTING ACTIVITIES:
  Investments                                               10,000                (10,000)
  Acquisition of property, plant and equipment             (12,500)                (8,111)
  Acquisition of intangible assets                            -                  (107,566)
  Acquisition of video costs                                (8,880)              (183,694)
                                                        ----------             ----------
NET CASH USED IN INVESTING ACTIVITIES                      (11,380)              (309,371)
                                                        ----------             ----------

FINANCING ACTIVITIES:
  Proceeds from sale of common stock                       287,500                796,782
  Proceeds from issuance of long-term debt                 230,000                   -
  Net decrease in stockholder loans                       (258,847)              (161,620)
                                                        ----------             ----------
NET CASH PROVIDED BY FINANCING ACTIVITIES                  258,653                635,162
                                                        ----------             ----------

INCREASE IN CASH                                            20,672                221,404

CASH - BEGINNING OF YEAR                                   321,704                100,300
                                                        ----------             ----------

CASH - END OF YEAR                                      $  342,376             $  321,704
                                                        ==========             ==========


===============================================================================

                        See notes to financial statements

                    MILLENNIUM DIRECT, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

===============================================================================


1        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of Millennium Direct, Inc ("Millennium"), and its subsidiary, which is wholly owned. All material inter-company balances and transactions have been eliminated.

         BUSINESS DESCRIPTION

         Millennium was incorporated in the State of Delaware on September 13, 1994 as Kid Rom, Inc. ("KRI"). Millennium develops, produces and distributes entertaining and educational videos for the toddler, children and teenage markets. In February 1998, KRI acquired UltraDerma, Ltd. ("UDL") (see Note 3), a company which develops, markets and distributes anti-aging skin care products. On November 18, 1999, KRI changed its name to Millennium Direct, Inc.

         Millennium currently operates two divisions; educational videos (KRI's business since incorporation) and skin care products (the business of UDL acquired in February, 1998).

         USES OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during each reporting period. Actual results could differ from those estimates.

         CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid debt investments with original maturities of three months or less when purchased to be cash equivalents. The carrying amounts approximate fair market value because of the short maturity.

         The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's accounts at these institutions may, at times, exceed the federally insured limits. The Company has not experienced any losses in such accounts.

===============================================================================

         REVENUE RECOGNITION

         Revenue from product sales is recognized at the time the product is shipped by the marketer's fulfillment center to the end user. Orders are received by the marketer who records the credit card information of the purchaser for processing. Orders are then sent to the fulfillment center for shipping. Title to the goods remains with the Company until the time that the product is shipped. Since the Company retains title to the merchandise and bears the risk of loss until shipment, all sales are recorded on a gross basis. The marketer is only then paid after the goods are shipped and the Company receives the payment.

         Management provides for returns and warrantee costs based upon historical amounts and management's estimate of potential future claims. Defective products are either replaced by the Company at the customer's request or a refund is issued upon return of the product. Such returns are charged against revenues in the period in which the return occurs. The amounts shown as returns and allowances for the year ended December 31, 1999 represent the returns and adjustments from the former marketer upon termination of their agreement with the Company. No provision for returns has been made for the year ended December 31, 1999 due to the lack of sales in this period.

         ALLOWANCE FOR DOUBTFUL ACCOUNTS

         The allowance for doubtful accounts is based upon historical amounts and management's estimates of future potential losses. Management believes that since most sales are credit card sales to the end user, no reserve is required. As of December 31, 1999 there was no balance in the accounts receivable account and, accordingly, no provision for doubtful accounts has been made.

         INVENTORIES

         Inventories are valued at the lower of cost (determined on the first-in, first-out basis) or market (replacement cost).

         PROPERTY AND EQUIPMENT AND DEPRECIATION

         Property and equipment are stated at cost. Major additions, improvements and renewals, which substantially increase the useful lives of assets, are capitalized. Maintenance, repairs and minor renewals are charged to expense when incurred.

         Depreciation is provided for both financial reporting and income tax purposes using the straight-line and accelerated methods.

         VIDEO COSTS

         Video consists are stated at cost, less accumulated amortization. Video production costs and expenses based on the ratio of the current period's revenues to estimated total gross revenues from all sources on an individual production basis.

         Estimates of total gross revenues can change due to a variety of factors, including the level of market acceptance of the video products. Accordingly, revenue estimates are reviewed periodically and amortization is adjusted accordingly.

         No amortization expense has been charged against these costs, as the revenue is projected to commence in the second quarter of 2001.

         The Company has not yet adopted SOP 00-2 for the periods contained in the accompanying financial statements.

===============================================================================

         INTANGIBLES

         Goodwill and intangibles represent the excess of cost over the fair value of the intangibles acquired and are amortized over ten years for trademarks, patents and product development costs. Goodwill is amortized over fifteen years using the straight-line method.

         RESERVE FOR PRODUCT RETURNS

         The Company has established a reserve for product returns based upon 7.5% of gross sales. This reserve is based upon management's estimates of the product returns during any substantial marketing programs. For the years ended December 31, 1999 and 1998 this amount was $0 and $455,000, respectively. No reserve was established for the year ended December 31, 1999 due to the lack of substantial sales.

         INCOME TAXES

         The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". SFAS 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities.

         EARNINGS PER SHARE

         In 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per share", which required retroactive adoption. The new standard simplifies the computation of earnings per share and requires the presentation of basic and fully diluted earnings per share. Basic income per share amounts are based upon the weighted average number of shares of common stock outstanding during the years presented. Diluted earnings per share amounts are based on the weighted average number of shares of common stock and stock options outstanding during the years presented.

         COMPREHENSIVE INCOME (LOSS)

         Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income", which modifies the financial presentation of comprehensive income and its components.

         STOCK BASED COMPENSATION

         SFAS No. 123, "Accounting for Stock Based Compensation" ("SFAS 123") encourages, but does not require companies to record compensation costs for stock-based employee compensation. Millennium has chosen not to adopt SFAS 123 and to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

         Stock issued in exchange for services rendered are valued based upon the fair market value of the goods or services received in exchange for the stock.

===============================================================================

         IMPAIRMENT OF LONG-LIVED ASSETS

         Millennium accounts for the impairment of long-lived assets in accordance with SFAS No. 121 which requires that long-lived assets and identifiable intangibles held and used by a company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable (see Note 4).

2        SEGMENT INFORMATION

         In 1999, the Company adopted SFAS No. 131, which requires the reporting of segment information using the "management approach" versus the "industry approach" previously required by SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise".

         Based on information provided to the Company's chief operating decision maker for purposes of making decisions regarding allocating resources and assessing performance, the Company's operations have been classified into two operating segments that are strategic business units offering distinctive products and services that are marketed through different channels.

         The two operating segments are: (1) sales of advanced formula skin care products and (2) development, production and sale of educational and entertaining videos for the toddler and children's market.

         The Company's accounting policies for segments are the same as those described in Note 1, "Summary of Significant Accounting Policies". Management evaluates segment performance based on segment operating income or loss.

         Summarized financial information of the Company's continuing operations by business segment is as follows:

                                                      1999                     1998
           NET REVENUE:
             Skin care products                    $   11,257               $5,609,378
             Children's videos                           -                        -
                                                   ----------               ----------
                 TOTAL                             $   11,257               $5,609,378
                                                   ==========               ==========

           OPERATING INCOME:
             Skin care products                    $ (607,610)              $ (712,858)
             Children's videos                        (57,360)                 (55,069)
                                                   ----------               ----------
               TOTAL                                $(664,970)              $ (767,927)
                                                   ==========               ==========

           TOTAL ASSETS:
             Skin care products                    $1,248,038               $1,617,793
             Children's videos                        262,582                  253,702
                                                   ----------               ----------
                TOTAL                              $1,510,620               $1,871,495
                                                   ==========               ==========

===============================================================================

3        BUSINESS ACQUISITION

         On February 1, 1998, Millennium, through a wholly-owned subsidiary, acquired substantially all of the assets of UDL (the "Acquisition"), for a total purchase price of $1,216,750. The consideration consisted of $400,000 in cash and the issuance of 3,025,000 restricted shares of common stock valued at $816,750. Concurrent with the Acquisition, Millennium executed a letter agreement which granted to the Chairperson and Founder of UDL, anti-dilution rights pursuant to which Millennium agreed to maintain her interest in Millennium, pending a public offering of Millennium's securities registered with the Securities and Exchange Commission, at not less than fifty-one percent (51%) of the issued and outstanding common stock. For purposes of such calculation, Millennium is permitted to include shares of common stock held by the Chairman and Chief Executive Officer of Millennium and her husband. The excess of the consideration paid over the fair value of assets acquired, along with their related straight-line amortization periods, were:

                                                         AMORTIZATION
                                                    AMOUNT             PERIOD

                Trademarks                         $  520,750         3 years
                Product development                   260,000         3 years
                Patents                                58,000         3 years
                Goodwill                              378,000         5 years
                                                   ----------
                                                   $1,216,750
                                                   ==========



4        INTANGIBLES

         The Company examines the carrying value of its intangible assets in accordance with SFAS No, 121, to determine whether there are any impairment losses. Considerable management judgement is necessary to estimate the fair value of these assets. Accordingly, the realized value of these assets could vary significantly from management's estimates.

         Management has utilized the sales projections provided by its new marketer and video distributors in order to evaluate the potential revenues from the identified intangibles. Pursuant to these projections, as well as management's analysis of certain prior years' marketing efforts, the Company expects to produce substantial revenue and cash flow from the intangible assets over the next three years. This decision was arrived at based upon a cash flow analysis based upon the sales projections. Although management recognizes that these assets have not produced any significant revenue during the period covered by these financial statements, management attributes this to a change in marketer and the time involved in production and testing of its new infomercial and related marketing efforts.

===============================================================================

5        LONG-TERM DEBT

         The notes bear interest at 8 1/2% per annum and are payable fifty percent of the outstanding principal plus the accrued interest on the entire balance in December 2000 with the balance of the remaining principal along with any accrued interest payable in December 2001.

         In the event of a default by the Company, any remaining balance at the time of the default is due and payable immediately. Upon such default, the note holder shall receive the right to convert any portion of the outstanding principal into common shares of the Company at a conversion price of $.50 per share. The note holder would also, upon default, be entitled to, among other things, an increased interest rate of approximately 11% per annum, additional payments of .15% of annual gross sales for two years and the issuance of warrants to purchase one share for each dollar of the initial principal amount.

6        NET LOSS PER SHARE

         Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for each year. The weighted average number of shares used to compute basic loss per share for the years ended December 31, 1999 and 1998 were 565,833 and 357,589, respectively.

         Diluted loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the year plus, for 1999 and 1998, the incremental shares that would have been outstanding had the Company been required to issue additional shares pursuant to the Anti-Dilution Rights. In 1999 and 1998, issuance of shares pursuant to these rights would have been anti-dilutive and, therefore, were not considered in the computation of diluted loss per share. These shares total 97,917 shares for 1999 and 81,250 shares for 1998. As a result, for the years ended December 31, 1999 and 1998 diluted loss per share equals basic loss per share.

7        COMMITMENTS

         In September 1999, the Company terminated a sales and marketing agreement with a prior marketer (the "Previous Marketer"). As part of the termination agreement, Millennium and the Previous Marketer agreed that the Previous Marketer would continue to sell on behalf of Millennium the approximately 9,000 units remaining in the Previous Marketer's possession. There is no deadline for this sale of remaining inventory, but the Previous Marketer continues to have an obligation to report all sales to Millennium, which has retained audit rights with respect to such inventory. In June, 1999, Millennium also terminated a separate licensing agreement it had with the Previous Marketer to assist Millennium in distributing the educational videos produced by Millennium. Millennium paid $59,000, in the form of 200,000 shares of Common Stock, to terminate such agreement. Other than as set forth above, neither the Previous Marketer nor Millennium has any rights, liabilities or obligations to the other.

         During November 1999, the Company entered into a new marketing and related production agreement with a new marketing company to market the Company's Theracel product line. The marketer is to develop direct response television advertising and will also perform certain manufacturing, warehousing and production activities. In connection with this agreement, the Company granted the Marketer certain incentive based stock options. The options are exercisable for a period of up to five years following the completion of a "performance year" as defined in the Agreement. This Agreement allows the Marketer to acquire up to 1,350,000 shares at prices ranging between $.50 and $1.50.

===============================================================================

8        RELATED PARTIES

         The Company leases its office space, on a month-to-month basis, from a stockholder. For 1999 and 1998, the Company recorded rent expense under these leases of approximately $32,000 and $29,800, respectively.

         During December 31, 1998, the Company invested $161,621 to obtain a 19% equity interest in a company, which develops and markets gourmet snack foods. The Company's investment, which is controlled by the principal stockholders of the company, has been written-down to zero during the year ended December 31, 1999 (see Note 1).

9         INCOME TAXES

         The tax effect of the only item comprising the Company's net deferred tax position as of December 31, 1999 and 1998 (see Note 1) is as follows:

                                                                          1999          1998
           Future tax benefit resulting from the availability of
           net operating loss carryforwards                            $ 620,000      $ 340,000

           Less valuation allowance                                     (620,000)      (340,000)
                                                                       ---------      ---------
           Net deferred tax                                            $   0          $    0
                                                                       =========      =========

         As of December 31, 1999 the Company has $1,532,000 of net operating loss carryforwards available to offset future taxable income. These carryforwards expire as follows:

                       2002                $   100,100
                       2003                    768,000
                       2004                    663,900
                                           -----------
                                            $1,532,000
                                           ===========

10       STOCKHOLDERS' EQUITY

         On June 30, 2000, the Company declared a 1 for 12 reverse stock split. Retroactive effect has been given to this reverse stock split in the accompanying financial statements.

         Millennium is authorized to issue an aggregate of 25,000,000 shares of common stock, par value $.0001 per share and 10,000,000 blank check preferred shares.

         COMMON STOCK

         All outstanding shares of common stock are of the same class and have equal rights and attributes. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of shareholders of Millennium. All shareholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors. In the event of liquidation, the holders of common stock are entitled to share ratably in all assets remaining after payments of all liabilities, The shareholders do not have cumulative or preemptive rights.

===============================================================================

         PREFERRED STOCK

         The Board of Directors is authorized, to provide for the issuance of Preferred Stock in one or more series, to establish from time to time, the number of shares to be included in each such series, to fix the voting powers, designations, preferences and rights, and the restrictions of those preferences and rights, of the shares of each such series and to increase, or decrease such series then outstanding, the number of shares of any such series without further vote or action by the stockholders. The Board of Directors is authorized to issue Preferred Stock with voting, conversion, and other rights and preferences which could adversely affect the voting power or other rights of holders of common stock. See Note 11 relating to the issuance of Preferred Stock.

11       SUBSEQUENT EVENTS

         (A) On June 20, 2000, the Company issued 500,000 post-split shares of Series A Preferred Stock to the principal shareholders of the Company as compensation for services rendered. These shares have similar rights to the common shares except for the right to vote 10 votes per share held.

         (B) In June 2000, the Company issued 1,923,000 pre-split shares of its common stock to certain consultants in consideration for services rendered, which services were valued at a price of $.10 per share.

         (C) In August 2000, the Company undertook a private offering of 4,000,000 post-split shares of its common stock. Simultaneous with the closing, the Company will issue 4,570,913 shares of its common stock to its principal shareholders to meet the terms of an agreement and approximately 512,000 to certain consultants.

         (D) In October 2000, the Company sold 4,000,000 shares of its common stock at a price of $.25 per share pursuant to a registration statement filed with the State of Georgia.

         (E) In January 2001, the Company issued 375,000 shares of common stock to its officers and directors at par value ($.0001) for services rendered. The Company also issued 450,334 shares of its common stock to certain consultants valued at $.10 per share in consideration for marketing and internet consulting services rendered. The Company also issued 4,935,334 shares of its common stock to principal shareholders to be in compliance with the terms of the Acquisition Agreement.

                             MILLENNIUM DIRECT, INC.

                                   Avon Plaza
                         North Blenheim, New York 12131

         The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-SB and Article 10 of Regulation SB. Accordingly, they do not include all of the information and footnotes necessary for a comprehensive presentation of financial position and results of operations.

         It is management's opinion, however, that all material adjustments (consisting of normal recurring accruals) have been made which are necessary for a fair financial statement presentation. The results of the interim period are not necessarily indicative of the results to be expected for the year.

         For further information, refer to the consolidated financial statements and footnotes included in the Company's annual report on Form 10-SB for the year ended December 31, 1999.

                             MILLENNIUM DIRECT, INC.

                             BY: George S. Balis, CEO

November 23, 2000

                    MILLENNIUM DIRECT, INC. AND SUBSIDIARIES
                                  BALANCE SHEET

                               SEPTEMBER 30, 2000
                                   (Unaudited)

===============================================================================

                                     ASSETS

CURRENT ASSETS:
  Cash                                                                  $   329,251
                                                                        -----------
          TOTAL CURRENT ASSETS                                              329,251
                                                                        -----------

Property and equipment, net of accumulated
  depreciation of $12,719                                                    16,360
                                                                        -----------

OTHER ASSETS:
  Intangible assets, net of accumulated amortization of $770,013            446,737
  Video costs                                                               262,582
  Officer loan receivable                                                   269,212
                                                                        -----------
          TOTAL OTHER ASSETS                                                978,531
                                                                        -----------
TOTAL ASSETS                                                            $ 1,324,142
                                                                        ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accrued expenses                                                      $    79,800
  Current portion of long-term debt                                         230,000
                                                                        -----------
          TOTAL CURRENT LIABILITIES                                         309,800
                                                                        -----------

LONG-TERM DEBT                                                              285,000
                                                                        -----------

TOTAL STOCKHOLDERS' EQUITY                                                  729,342
                                                                        -----------

          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $ 1,324,142
                                                                        ===========


===============================================================================

                    MILLENNIUM DIRECT INC., AND SUBSIDIARIES
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                  NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999
                                   (Unaudited)

===============================================================================

                                                              ADDITIONAL
                                                  COMMON      PAID-IN          ACCUMULATED        TOTAL
                                      SHARES      STOCK       CAPITAL            DEFICIT
BALANCE JANUARY 1, 2000               705,132     $  845      $2,732,972      $(1,532,997)     $1,200,820
Net loss                                                                         (856,079)      (856,079)
Common stock issued:
    Issuance for services             320,500        385         384,216              -           384,601
                                    ---------     ------      ----------      ------------     ----------
BALANCE SEPTEMBER 30, 2000          1,025,632     $1,230      $3,117,188      $(2,389,076)     $  729,342
                                    =========     ======      ==========      ============     ==========


===============================================================================

                    MILLENNIUM DIRECT, INC. AND SUBSIDIARIES

                 STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
                                   (Unaudited)
===============================================================================

                                                   NINE MONTHS ENDED SEPTEMBER 30,
                                                   2000                         1999
SALES                                             $      -                  $   82,891

COST OF GOODS SOLD                                       -                     110,690
                                                  -----------               ----------
GROSS LOSS                                               -                     (27,799)
                                                  -----------               ----------

COSTS AND EXPENSES:
  Selling and marketing expenses                     134,833                    96,320
  General and administrative expenses                721,246                   189,383
                                                  -----------               ----------

TOTAL COSTS AND EXPENSES                             856,079                   285,703
                                                  -----------               ----------

NET LOSS                                            (856,079)                 (313,502)

ACCUMULATED DEFICIT - BEGINNING OF PERIOD          (1,532,997)                (442,459)
                                                  -----------               ----------

ACCUMULATED DEFICIT - END OF PERIOD               $ (2,389,076)             $ (755,961)
                                                  ============              ==========

BASIC LOSS PER SHARE                                   $.86                    $.43
                                                  ============              ==========

DILUTED LOSS PER SHARE                                 $.86                    $.43
                                                  ============              ==========


===============================================================================

                    MILLENNIUM DIRECT, INC. AND SUBSIDIARIES

                             STATEMENT OF CASH FLOWS

                      NINE MONTHS ENDED SEPTEMBER 30, 2000
                                   (Unaudited)
===============================================================================

OPERATING ACTIVITIES:
  Net loss                                                  $  (856,079)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
       Depreciation and amortization                             185,014
                                                            ------------
NET CASH USED IN OPERATING ACTIVITIES                           (671,065)
                                                            ------------

FINANCING ACTIVITIES:
  Proceeds from sale of common stock                             384,601
  Net decrease in loans to stockholder                           (11,661)
  Proceeds from issuance of long-term debt                       285,000
                                                            ------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                        657,940
                                                            ------------

DECREASE IN CASH                                                 (13,125)
CASH - BEGINNING OF PERIOD                                       342,376
                                                            ------------
CASH - END OF PERIOD                                        $    329,251
                                                            ============

                                    PART III

Item 1. Index to Exhibits

The Following list describes the exhibits filed as part of this Registration Statement on Form 10-SB:

Exhibit Number               Description of Document
--------------               -----------------------

2.1                          Certificate of Incorporation

2.2                          Amendments to the Certificate of Incorporation

2.3                          Bylaws

2.4                          Application for Authority to Conduct Business in the State of New York

3.1                          Kid Rom, Inc. Common Stock Specimen Certificate

3.2                          Form of Promissory Note dated October 31, 2000

5.1                          Voting trust Agreement dated July 5, 2000

6.1                          Production Services and Marketing Agreement, dated November 3, 1999 between the Company and Marketer, and related Stock Option Agreement

8.1                          Acquisition Agreement dated February 1, 1998, by and between UltraDerma, Ltd., and Kid Rom, Inc.

10.1                         Consent of Independent Auditors

10.2                         Consent of Independent Auditors

16.1                         Accountant's letter dated February, 2001



                                      III-1

Item 2 - Description of Exhibits

The required exhibits are attached hereto, as noted in Item 1 above.

                                   Signatures

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     MILLENNIUM DIRECT, INC.
                                                     -----------------------
                                                           (Registrant)

                                            Date: 02/06/01
                                                  --------------------------

                                            By: /s/ George S. Balis
                                                ----------------------------
                                                    George S. Balis
                                                    Chief Executive Officer







                                      III-2


                            STATEMENT OF DIFFERENCES
                            ------------------------

The trademark symbol shall be expressed as...............................  'TM'